CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS HEULIEZBUS MAGIRUS FPT

April 30 th , 2015 Exhibit 99.2 Q1 2015 Results Review

2 Safe Harbor Statement and Disclosures Q1 2015 Results Review April 30 th , 2015

Q1 2015 Results Review April 30
th
, 2015 3
Q1 2015
Executive Summary
Industrial Activities net sales at
$5.6bn down 11.9% on a constant
currency basis  vs. last year
Operating profit of Industrial
Activities at $223mn down 39.4% on a
constant currency basis vs. last
year; operating margin at 4.0%
EPS at $0.02 down $0.05; EPS
excluding restructuring and other
exceptional items was down $0.11 to
$0.02
Net Industrial Debt at $3.1bn at March
31, 2015 vs. $2.7bn at year-end 2014
Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated

4 Financial Highlights

5
Q1 2015 Highlights
Consolidated
Industrial Activities
Net Sales at $5.6bn, down 11.9% on a constant currency basis
(down
22.0% as reported)
Operating Profit at $223mn, down 39.4% on a constant currency basis
(down
45.9% as reported) with margin at 4.0%
Net Industrial Debt as of Mar. 31, 2015 at $3.1bn vs. $2.7bn at Dec. 31, 2014 and $4.0bn at Mar. 31, 2014
Net Industrial Cash Flow negative $1.0bn in Q1 2015 vs. negative $1.8bn in Q1 2014
Revenues at $6.0bn, down 11.1% on a constant currency basis
(down
21.0% as reported)
Net income at $23mn, down $78mn vs. last year; Net income before restructuring and other exceptional items at $33mn
EPS at
$0.02;
EPS before restructuring and other exceptional items at $0.02
Available Liquidity as of Mar. 31, 2015 at $7.2bn (inclusive of $2.7bn in undrawn committed facilities)
Q1 2015 Results Review April 30
th
, 2015

6
Q1 2015
From Operating Profit to Net Income
($mn)
Q1 2015 Q1 2014
Industrial Activities Operating profit 223 412 (189)
Financial Services Operating profit 129 134 (5)
Elimination & Other (68) (80) 12
Operating Profit 284 466 (182)
Restructuring expenses (12) (12) -
Interest expenses of Industrial Activities, net of interest income and eliminations (106) (141) 35
Other, net (75) (94) 19
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 91 219 (128)
Income taxes (77) (143) 66
Equity in income of unconsolidated subsidiaries and affiliates 9 25 (16)
Net Income 23 101 (78)
Net Income / (Loss) attributable to non-controlling interest 1 1 -
Net Income attributable to CNH Industrial N.V. 22 100 (78)
($)
EPS (basic) 0.02 0.07 (0.05)
EPS (diluted) 0.02 0.07 (0.05)
Basic EPS before restructuring and other exceptional items 0.02 0.13
(0.11)
Q1 2015 Results Review April 30
th
, 2015

7
Q1 2015
Cash Flow – Change in Net Industrial Debt
23
172
(55)
(3,051)
(88) (5)
2
630
DEC 31,
2014
NET
INCOME
D&A
CHANGE IN
FUNDS &
OTHERS
CHANGE
IN WC
TANGIBLE &
INTANGIBLE
CAPEX
CHANGE IN
INVESTMENT,
SCOPE & OTHER
CAPITAL INCREASE,
DIVIDENDS & EQUITY
TRANSACTION
FX TRANSLATION
EFFECTS
MAR 31,
2015
($MN)
(2,691)
(1,039)
Net Industrial Cash Flow at $(1.0)bn vs. $(1.8)bn in Q1 ’14
Change in Net Debt at $(0.4)bn vs. $(1.8)bn in Q1 ’14
Q1 2015 Results Review April 30
th
, 2015
NET INDUSTRIAL CASH FLOW
(992)
CHANGE IN NET DEBT
(360)

8 Q1 2015 Industrial Activities - Capex breakdown Delta % Q1 ’15 vs. Q1 ‘14 Q1 2015 Results Review April 30 th , 2015

9
Q1 2015
Financial Services performance
(*) Including  unconsolidated JVs
(**) RoA defined as: PBT  / average managed assets annualized
86
85
Delta % Q1 ’15 vs. Q1 ‘14
Net income was
$85mn,
flat compared to Q1 2014
•
Negative impact of currency translation and lower interest margin were offset by lower provisions for credit losses and lower SG&A spending
Retail originations at $2.1bn, down $0.2bn compared to Q1 ’14
Managed portfolio
*
at $25.2bn (of which retail 65% and wholesale
35%) down $2.1bn compared to December 31, 2014. Excluding
currency impact, managed portfolio decreased $0.3bn compared to
December 31, 2014.
•
Delinquencies on-book over 30 days were 3.6%, down 1.4 p.p. vs.
Q1 ’14
Q1 ’15 Profitability ratios:
•
Gross Margin / Average Assets On-Book  = 3.5%
•
RoA
**
= 2.1%
Q1 2015 Results Review April 30
th
, 2015
KEY
HIGHLIGHTS
NET
INCOME
Q1 2014 Q1 2015
-1.2%
($MN)

10
Q1 2015
Liquidity & Debt Maturity (March 31 , 2015)
Available
Liquidity ($bn)
Debt Maturity Schedule 1 ($bn)
1
Represents cash portion of debt maturities as of 03/31/2015
2
Of which $0.8bn ABS related & Restricted Cash
Available liquidity at March 31, 2015 was $7.2bn, compared to
$8.9bn at December 31, 2014
•
$4.5bn of cash ²
•
$2.7bn undrawn under medium-term committed unsecured
credit lines
Continued access to the ABS markets with new transactions
for $800mn in the USA and a C$325mn in Canada
Increase in Bank Debt
Seasonal cash absorption from
operating activities
$7.2
$3.4
$2.3
$2.8
$2.5
$2.2
$1.0
As of
03/31/2015
9M 2015 2016 2017 2018 Beyond 2019
Repayment of €1bn (coupon of
5.25%) bond in March
Negative currency translation
differences
Financial Services portfolio
reduction
Q1 2015 Results Review April 30
th
, 2015
Capital Market
Cash
Undrawn M/T Committed Lines
Bank Debt
Other
COMPANY
AVAILABLE
LIQUIDITY
st

Dec. 31, 2014 Mar. 31, 2015
3.5 Bank Debt 3.2 (0.3)
6.5 Capital Market 4.9 (1.6)
0.2 Other Debt 0.2 -
10.2 Total 3 rd Party Debt
1
8.3 (1.9)
1.3 Add: Intersegment Payables to FS 0.8 (0.5)
11.5
Total Debt ²
9.1 (2.4)
(4.7)
Subtract: Intersegment Receivable to
FS
(3.3) 1.4
(4.1) Subtract: Cash & Mkt Securities (2.7) 1.4
2.7 Net Debt 3.1 0.4
11
Q1 2015
Focus on Industrial Debt breakdown
(3.3)
Net Intersegment Balance ³
(2.5) 0.8
1
Represents cash portion of debt maturities as of 03/31/2015 (Bank Debt – Capital Market – Other Debt)
2
Total Debt per “FORM 20F” and “FORM 6K”
3
Represents Intersegment Net Financial Payables / (Receivables) between Industrial Activities and Financial Services
Note: Numbers may not add due to rounding
Key Highlights
Capital Market debt reduction due to €1bn bond repaid on
March 18, 2015
Proactive Financial Services (FS) funding decoupling from
Industrial Activities as evidenced by the continuing trend
of decrease in net intersegment balances (down 44% since
Q4 2012)
Memo:
(4.5)
(44%)
(2.5)
Q1 2015 Results Review April 30
th
, 2015
NET
INTERSEGMENT
BALANCE
($BN)
Dec. '12 Dec. '13 Dec. '14 Mar. '15
($BN)

12 Industrial Activities Overview

13 Q1 2015 Industrial Activities (Net Sales and Operating Profit Composition)

Q1 2015
Industrial Activities (Net Sales & Operating Profit by Segment)
-30.5%
3,706
2,577
774
602
2,308
2,037
-22.0%
1,201
901
-25.0%
(776)
(492)
-11.7%
7,213
5,625
-56.0%
464
204
3 0
(70)
-100%
n.m.
412
223
7.9%
12.5%
0.0%
0.4%
0.0% 4.0%
(3.0%) 2.8% 5.7%
(23.9%) (16.9%) 5.6% (10.3%) (11.9%)
14
1
-45.9%
34
+5.9%
(19) (18)
36
Q1 2015 Results Review April 30
th
, 2015
Y-o-Y % change at constant currency
2015 Operating Margin
2014 Operating Margin
Q1 2014
Q1 2015
Q1 2014 Q1 2015
-22.2%
NET
SALES
($MN)
OPERATING
PROFIT
($MN)
Agricultural
Equipment
Construction
Equipment
Commercial
Vehicles
Powertrain Eliminations &
Other
Industrial
Activities
4.0%
Agricultural
Equipment
Construction
Equipment
Commercial
Vehicles
Powertrain Eliminations &
Other
Industrial
Activities

Agricultural Equipment Q1 2015 Financial Results 15

Agricultural Equipment
Inventory management (units of equipment) – Industry units
(*) Excluding Joint Ventures / Source: CNH Industrial Internal Data
Q1 2015 FY 2015E
0-40 HP 2% Flat
40-140 HP 4% Flat to 5%
140+ HP (26%) (20%) to (25%)
NAFTA (2%) Flat to (5%)
EMEA (14%) Flat to (5%)
LATAM (10%) (15%) to (20%)
APAC (17%) (10%) to (15%)
Worldwide (14%) (5%) to (10%)
Industry Units
Q1 2015 FY 2015E
NAFTA (44%) (25%) to (30%)
EMEA (8%) (5%) to (10%)
LATAM (35%) (20%) to (25%)
APAC (19%) (10%) to (15%)
Worldwide (26%) (15%) to (20%)
Overproduction mainly reflected seasonal volume demand from dairy & livestock
16
First quarter overproduction vs. retail of 4%
Production level sequentially down (down 31% vs. Q1 2014)
Q1 2015 Results Review April 30
th
, 2015
Company Inventory Dealer Inventory AG Retail Sales* AG Production*
Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14 Q1 -15
AGRICULTURAL EQUIPMENT
(MAJOR EQUIPMENT)

Agricultural Equipment
Proactive measures for row crop market conditions
17
Row Crop sector production scaled back and SG&A expenses cut to adjust to market conditions
NAFTA HHP Tractor Production (38%)
Delta % Q1 ’15 vs. Q1 ‘14
Q1 2015 Results Review April 30
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, 2015
HHP TRACTOR
PRODUCTION
COMBINE
PRODUCTION
SPRAYERS & OTHER
PRODUCTION
TOTAL
ROW
CROP
PRODUCTION
AG SG&A EXPENSE
($MIL)
AG HEADCOUNT
(EMPLOYEES)
(34%)
(41%)
(49%)
(37%)
(25%)
(5%)
Q1 14 Q1 15
Q1 14 Q1 15
Q1 14 Q1 15
Q1 14 Q1 15
Q1 14 Q1 15
Mar14 Mar15

Construction Equipment
Q1 2015 Financial Results
Net sales were $602mn down 16.9% on a constant currency basis
(down 22.2% as reported)
3
0.4%
(27)
1
3
12
7
1
Breakeven
Operating Profit at breakeven vs. $3mn last year
Improved results in NAFTA and EMEA
NET
SALES
BY
REGION
& PRODUCT
($)
OPERATING PROFIT
WALK
($)
18
NAFTA
LATAM
APAC
EMEA
Light
Other
Heavy
Volume & Mix in LATAM
Negative Translation FX effect of 5.3%
LATAM volume & mix
Efficiency Program in SG&A
and R&D costs
Q1 2015 Results Review April 30
th
, 2015
Q1 '14 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other Q1 '15
53%
21%
17%
9%
47%
50%
3%

Construction Equipment
Inventory management (units of equipment) – Industry units
Overproduction vs. retail to replenish inventory in support of the seasonal increase expected in NAFTA & EMEA
Industry Units
Q1 2015 FY 2015E
NAFTA 11% Flat to 5%
EMEA 1% Flat to 5%
LATAM (20%) (20%) to (25%)
APAC (18%) Flat to (5%)
Worldwide (4%) Flat
Q1 2015 FY 2015E
NAFTA 5% Flat to 5%
EMEA 2% Flat
LATAM (35%) (20%) to (25%)
APAC (28%) (5%) to (10%)
Worldwide (19%) (5%) to (10%)
19
First quarter overproduction vs. retail of 36%
Q1 2015 Results Review April 30
th
, 2015
Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions.  Further, industry volume data for
Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment.  The data for current and prior periods is updated to reflect this definition change
Q1-13 Q2-13 Q3-13 Q4-13 Q1-14 Q2-14 Q3-14 Q4-14 Q1-15
Company Inventory Dealer Inventory CE Retail Sales* CE Production*
CONSTRUCTION EQUIPMENT
(L IGHT & HEAVY)

Commercial Vehicles
Q1 2015 Financial Results
Operating Profit at $1mn up $71mn vs. last year
Volume / Mix in EMEA
Product Mix in LATAM
Efficiency Program in SG&A cost
Euro VI launch costs in Buses
(70)
27 1
3
(7)
42
5
1
(3.0%)
0.0%
NET
SALES
BY
REGION
& PRODUCT
($)
OPERATING
PROFIT
WALK
($)
EMEA
APAC
LATAM
Trucks
Specialty Vehicles
Buses
Net Sales at
$2.0bn,
reported)
EMEA volumes in Trucks and Buses
20.7
22.6
(K units)
4.2
3.0
2.9
1.9
27.8
27.5
-1%
Q1 2014 Q1 2015
25.9
30.5
6.0
4.4
+9%
3.1 3.5
35.1
38.4
20
Product mix in LATAM
Q1 2015 Results Review April 30
th
, 2015
Q1 '14 Volume /
Mix
Pricing, net Prod. Cost SG&A R&D FX / Other Q1 '15
77%
14%
9%
77%
16%
7%
EMEA LATAM APAC TOTAL
EMEA LATAM APAC TOTAL
up 5.6% on a constant currency basis (down 11.7% as
Q1 2015 Book to Bill at 1.40 up 0.14 vs. last year
Q1 2015 order intake in EMEA Trucks increased by 15% compared to Q1 2014, with 43% increase in Heavy Europe

Commercial Vehicles
Inventory management (units of equipment) – Industry units
First quarter overproduction vs. retail at 11% in line with market seasonality
Dealer and Company inventory levels below Q1 2014
Industry Units
Q1 2015 FY 2015E
EMEA * 12% 5% to 10%
LATAM * (33%) (25%) to (30%)
APAC * (5%) (5%) to (10%)
21
For Q2 2015, increased production expected in EMEA while underproduction planned in Brazil due to weak market demand
Company Inventory Dealer Inventory CVs Retail Sales CVs Production
Q1 2015 Results Review April 30
th
, 2015
* Reflects aggregate for key markets where the Company competes: EMEA: 28 member countries of the European Union, EFTA, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Brazil,
Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand
Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2'14 Q3 '14 Q4  14 Q1 '15
COMMERCIAL VEHICLES
(ALL EQUIPMENT)

Commercial Vehicles
Efficiency Program - Product specialization of Spanish and Italian operations
Program priorities: maximize production, improve site specialization, and secure jobs
22
focus the operations of its Commercial Vehicles manufacturing facilities in Madrid and Valladolid, Spain.
Production of the extra heavy special vehicles and Iveco light duty vehicles, will be transferred to existing facilities in Italy
(expected to occur by 2016-end)
Q1 2015 Results Review April 30
th
, 2015
Piacenza (the Iveco Astra facility)
will assume production of the extra
heavy special vehicles from Madrid
Suzzara will become the central
production hub for the Iveco Daily
Valladolid will be transformed into a
center of excellence for heavy
commercial vehicles cab production
Madrid will be fully dedicated to the
assembly of Stralis and Trakker
heavy commercial vehicles
On April 10
th
, 2015, CNH Industrial announced plans to

Powertrain
Q1 2015 Financial Results
Q1 2015 third party Net sales at 47% vs. 37% last year
Net sales were
$901mn,
down 10.3% on a constant currency basis compared
to 2014 (down 25% as reported), on lower volumes mainly in the captive portion of the  business as a result of decreased agricultural equipment demand and the 2014 buildup of Tier 4 final transition engine inventory for the off-road segment
Operating profit of
$36mn,
up $2mn (up $12mn on a constant currency basis),
with an operating margin of 4.0% (2.8% for 2014)
Product mix
Industrial efficiencies
SG&A expenses reduction
23
Captive volume
Q1 2015 Results Review April 30
th
, 2015
NAFTA
EMEA
APAC
LATAM
Engines
Gearboxes
Axles
NET
SALES
BY
REGION& PRODUCT
($)
KEY
HIGHLIGHTS

Powertrain
Units Sold (% change y-o-y)
Engines sold to third party at 54% vs. 44% last year
KEY
HIGHLIGHTS
Units sold by business line
•
Engines  down 17.6% to 129.7k units (CV 30%, AG 11%, CE
5% and 54% to external customers); third party sales at
70k units, up 1.4% vs. last year
•
Transmissions  down 8.2% to 15.9k units
•
Axles up 3.1% at 41.4k units
24 Q1 2015 Results Review April 30
th
, 2015
ENGINES
TRANSMISSIONS
AXLES
Units Sold
Q1 ‘15 vs. Q1 ‘14
(17.6%)
(8.2%)
3.1%

25 FY 2015E US GAAP Financial Targets

FY 2015E US GAAP Financial Targets
Full year guidance is confirmed reflecting current currency exchange rates as follows:
Net sales of Industrial Activities in the range of
$26-27bn,
with an operating
margin of Industrial Activities between 6.1% and 6.4%;
Net industrial debt at the end of 2015 between $2.1bn and $2.3bn
Q1 2015 Results Review April 30
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, 2015 26
Note: Guidance – FX $/€ assumed at 1.10 – BRL/$ assumed at 3.10

27 Appendix

28
Q1 2015
Results highlights (IFRS $ & US GAAP $) – delta with previous year
NET PROFIT / (LOSS) EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 28 (117) 22 (78) 0.02 (0.09) 0.02 (0.05)
Attributable to non-controlling interest 2 1 1 -
Group 30 (116) 23 (78)
Q1 2015 Results Review April 30
th
, 2015
($MN)
($MN)
REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment 2,577 (1,129) 2,577 (1,129) 157 (285) 204 (260) 6.1% 7.9%
Construction Equipment 602 (172) 602 (172) (4) (5) 0 (3) -0.7% 0.0%
Commercial Vehicles 2,091 (263) 2,037 (271) (22) 52 1 71 -1.1% 0.0%
Powertrain 904 (301) 901 (300) 28 (2) 36 2 3.1% 4.0%
Other Activities, Unallocated Items, Elim. & Other (492) 284 (492) 284 (19) 0 (18) 1
Industrial Activities 5,682 (1,581) 5,625 (1,588) 140 (240) 223 (189) 2.5% 4.0%
Financial Services 494 (15) 413 (27) 127 (3) 129 (5) 25.7% 31.2%
Eliminations (109) 19 (78) 35 0 0 (68) 12
Group 6,067 (1,577) 5,960 (1,580) 267 (243) 284 (182) 4.4% 4.8%
($)
(US GAAP)

29
Q1 2015
Efficiency Program – update
Q1 2015 Program to date
Total charges $12mn $196mn
Agricultural Equipment
$6mn $49mn
Construction Equipment
- $39mn
Commercial Vehicles
$6mn $108mn
Q1 2015 Results Review April 30
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, 2015

30
Q1 2015
Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP)
First Quarter
2015 2014
Net Income 23 101
Restructuring expenses, net of  tax 10 12
Other exceptional items, net of tax - 64
Net Income before restructuring and other exceptional items
33 177
Net Income before restructuring and other exceptional items attributable to CNH Industrial N.V. 32 176
Weighted average shares outstanding (millions) 1,359 1,353
Basic EPS before restructuring and exceptional items ($) 0.02 0.13
Q1 2015 Results Review April 30
th
, 2015
($MN)

31
Q1 2015
Operating Profit US GAAP to Trading Profit IFRS - Reconciliation
The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS:
First Quarter
2015
% of
Net Sales
2014
% of
Net Sales
US GAAP - Industrial Operating Profit 223 4.0% 412 5.7%
Development costs, net
(10) 60
Reclassification of Interest compensation (71) (86)
Other Adjustments & Reclassifications, net
(2) (6)
Total Adjustments & Reclassifications (83) (32)
IFRS - Industrial Trading Profit 140 2.5% 380 5.2%
Q1 2015 Results Review April 30
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, 2015
($MN)

32
Q1 2015
Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS - Reconciliation
The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS:
First Quarter
2015 EPS 2014 EPS
Net Income attributable to CNH Industrial N.V. 22 0.02 100 0.07
Plus: Net Income / (Loss) attributable to non-controlling interest 1 1
Net Income in accordance with US GAAP 23 101
Development costs, net (10) 60
Others, net 23 (13)
Taxes (6) (2)
Total adjustment 7 45
Profit/(loss) in accordance with IFRS 30 146
Less: Profit/(Loss) attributable to non-controlling interest 2 1
Profit/(Loss) attributable to CNH Industrial N.V. 28 0.02 145 0.11
Q1 2015 Results Review April 30
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, 2015
($MN)

33
Q1 2015
Total Equity – US GAAP to IFRS Reconciliation
Mar. 31,  2015 Dec. 31,  2014
Total Equity in accordance with US GAAP 4,955 4,961
(a) Development costs, net 2,565 2,819
(b) Goodwill and other intangible assets (119) (122)
(c) Defined benefit plans (18) (6)
(d) Restructuring provision (7) (12)
(e) Other adjustments (7) (16)
(f) Tax impact on adjustments (719) (815)
(g) Deferred tax assets and tax contingencies recognition 733 768
Total adjustment 2,428 2,616
Total Equity in accordance with IFRS 7,383 7,577
Q1 2015 Results Review April 30
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, 2015
($MN)

34
Q1 2015
Cash Flow – Change in Net Industrial Debt (US GAAP)
(US$/mn) Q1 2015 Q1 2014
Net  Debt of Industrial Activities at the beginning of period (2,691) (2,214) (477)
Net income 23 101 (78)
Amortization and depreciation (*) 172 175 (3)
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease
(55) 63 (118)
Change in working capital (1,039) (2,011) 972
Investments in property, plant and equipment, and intangible assets (*) (88) (142) 54
Other changes (5) 20 (25)
Net Industrial cash flow (992) (1,794) 802
Capital increases, dividends 2 1 1
Currency translation differences 630 (17) 647
Change in Net debt of Industrial Activities (360) (1,810) 1,450
Net Debt of Industrial Activities at the end of period (3,051) (4,024) 973
(*) Excluding assets sold under buy-back commitments and assets under operating lease
Q1 2015 Results Review April 30
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, 2015

35
Q1 2015
Gross Debt - Breakdown
Industrial Financial Services Industrial Financial Services
10.2 5.9
Cash Portion of Debt Maturities
8.3 5.9
3.5 2.1
Bank Debt
3.2 2.3
6.5 3.5
Capital Market
4.9 3.5
0.2 0.2
Other Debt
0.2 0.1
0.0 13.6
Securitization and Sale of Receivables (on book)
0.0 12.5
0.0 10.5
ABS / Securitization
0.0 10.0
0.0 1.2
Warehouse Facilities
0.0 1.1
0.0 1.9
Sale of Receivables
0.0 1.4
0.0 0.0
Adjust. for Hedge Accounting on Fin. Payables
0.0 0.0
(3.3) 3.3
Intersegment Net Financial Payables /
(Receivables)
(2.5) 2.5
6.8 22.7
Gross Debt
5.8 20.8
(4.1) (2.0)
Cash & Mkt Securities
(2.7) (1.8)
(0.0) (0.0)
Derivatives Fair Value
(0.0) (0.0)
2.7 20.7
Net Debt
3.1 19.0
Q1 2015 Results Review April 30
th
, 2015
DECEMBER
31, 2014
MARCH
31, 2015

36
Q1 2015
Debt Maturity Schedule - Breakdown
Outstanding
March 31, 2015
9M 2015 2016 2017 2018 2019 Beyond
5.5 Bank Debt 2.2 1.3 0.7 0.6 0.5 0.2
8.4 Capital Market 1.1 0.9 2.1 1.9 1.6 0.8
0.3 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1
14.1 Cash Portion of Debt Maturities 3.4 2.3 2.8 2.5 2.2 1.0
(4.5) Cash & Marketable Securities
(0.8) of which ABS related
(2.7) Undrawn committed credit lines
(7.2) Total Available Liquidity
Note: Numbers may not add due to rounding
Q1 2015 Results Review April 30
th
, 2015
($BN)

37 Geographic Information Q1 2015 Results Review April 30 th , 2015

38
Non-GAAP Financial Measures
Q1 2015 Results Review April 30
th
, 2015
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its  results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS.
CNH Industrial non-GAAP financial measures are defined as follows:
Operating Profit under US GAAP
Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating
Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.
Trading Profit under IFRS
Trading Profit is derived from financial information prepared in accordance with IFRS and is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling  interests.
Net income (loss) before restructuring and exceptional items
Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Working Capital
Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net
Constant Currency Basis
CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

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Accounting standards, reporting currency and segment realignment
Q1 2015 Results Review April 30
th
, 2015
Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual consolidated financial results both under U.S. GAAP and under IFRS. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F, CNH Industrial has expanded its reportable segments from three (Agricultural and
Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial
Services). The tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP.
Financial results under IFRS are shown in the Appendix section of the presentation.

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Contacts
Q1 2015 Results Review April 30
th
, 2015
Investor Relations Team
Federico Donati – Head of Investor Relations                +39 (011) 00 - 62756
Noah Weiss – Investor Relations North America   +1 (630) 887 - 3745
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com